SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
____________________

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Envoy Capital Group Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

029479 85 2
(CUSIP Number)

John H. Bailey
44 Boulevard d’Italie, A 1603
Monte Carlo, Monaco
98000
377 97 98 69 45
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2009
(Date of Event which Requires Filing of this Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 029479 85 2	13D	Page 2 of 5 Pages

(1)	Name of Reporting Person John H. Bailey
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 935,552
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 935,552
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 935,552
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 10.9%
(14)	Type of Reporting Person (See Instructions) IN

This Schedule 13D is being filed on behalf of John H. Bailey relating to the common shares, without par value (the "Common Shares"), of Envoy Capital Group Inc., a corporation existing under the laws of Ontario, Canada (the "Issuer").

Item 1.             Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer.  The address of the principal executive offices of the Issuer is Suite 301, 30 St. Patrick Street, Toronto, Ontario, Canada, M5T 3A3.

Item 2.             Identity and Background

John H. Bailey’s business address is 44 Boulevard d’Italie, A 1603, Monte Carlo, Monaco, 98000. Mr. Bailey is a Director of Envoy Capital Group Monaco S.A.M., a company organized in the Principality of Monaco. Envoy Capital Group Monaco S.A.M. is responsible for carrying on the merchant banking business of the Issuer. Its principal offices are located at 7 Boulevard d’Italie, Monte Carlo, Monaco, 98000.

Mr. Bailey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Bailey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bailey is a citizen of Canada.

Item 3.             Source and Amount of Funds or Other Consideration

Mr. Bailey used personal funds to acquire all of the Common Shares that he beneficially owns.

Item 4.             Purpose of Transaction

The Common Shares were acquired for investment purposes only. Mr. Bailey does not have any current intention of acquiring ownership of, or control or direction over, any additional Common Shares.  Depending on market conditions and other relevant factors, Mr. Bailey may, in the future, increase or decrease his beneficial ownership of, or control or direction over, Common Shares through market transactions, exercise of options, private agreements or otherwise.

Item 5.             Interest in Securities of the Issuer

(a)         As of the date hereof, Mr. Bailey beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares

John H. Bailey	935,552	10.9%

 The percentage of outstanding Common Shares in the table above is based on 8,558,337 Common Shares outstanding as of May 31, 2009.

(b)         Mr. Bailey has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of  935,552 Common Shares.

(c)         On June 2, 2009, Mr. Bailey acquired ownership of 611,439 Common Shares of the Issuer pursuant to a private agreement. The Common Shares were acquired at a price of US$1.45 per share and represent approximately 7.1% of the current issued and outstanding Common Shares of the Issuer.

(d)         Not applicable.

(e)         Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Bailey does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Further, Mr. Bailey has not pledged securities of the Issuer nor are the securities of the Issuer held by him subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

There are no other contracts, arrangements, understandings or relationships between Mr. Bailey and any other person with respect to any securities of the Issuer.

Item 7.             Material to be Filed as Exhibits

                         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2009

By:	/s/ John H. Bailey
John H. Bailey